82-7711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 JAN 15 AM 7:21

FOSTER'S GROUP

Inspiring Global Enjoyment

Fosters Brewing

04012169

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

SUPPL

TOTAL PAGES: 10

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

dlw 1/30

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

14 January, 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

FOSTER'S GROUP LIMITED

ACN/ ABN

007 620 886

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	11,961,790	$54,168,703

Earliest date of change

Please indicate the earliest date that any of the above changes occured

14 / 01 / 04
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or P.O Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete.

Name

ROBERT DUDFIELD

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

1 4 / 0 1 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

GEORGE SAKOUFAKIS

ASIC registered agent number

7717

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 JAN 15 7:21

FOSTER'S GROUP

Inspiring Global Enjoyment

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 13-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,648,373	1,309,936
4	Total consideration paid or payable for the shares	$120,582,082	$5,920,387

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.52 lowest price paid: $4.51 highest price allowed under rule 7.33: $4.77

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,728,274

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 JAN 15 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 14-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	27,958,309	1,500,000
4	Total consideration paid or payable for the shares	$126,502,469	$6,696,000

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.51 lowest price paid: $4.44 highest price allowed under rule 7.33: $4.77

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,228,274

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==